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                                           -------------------------------------
                                                       OMB APPROVAL
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                                           OMB Number: 3235-0145
                                           Expires: December 31, 2005
                                           -------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)


                             Bresler & Reiner, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   107336-10-9
                                   -----------
                                 (CUSIP Number)

                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 568-6060

________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 21, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [_]

















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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 1 of 9 Pages
------------------------------ -------------------------- ----------------------


----------- --------------------------------------------------------------------
     1.     NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                             Bresler Family Investors, L.L.C.
                             52-1989146
----------- --------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [X]

                                                                      (b)   [_]
----------- --------------------------------------------------------------------
     3.     SEC USE ONLY
----------- --------------------------------------------------------------------
     4.     SOURCE OF FUNDS:
----------- --------------------------------------------------------------------
     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e):                                             [_]
----------- --------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                                    Maryland
----------- --------------------------------------------------------------------
             NUMBER OF               7.       SOLE VOTING POWER
               SHARES                         1,049,643  shares of common stock
            BENEFICIALLY        ------------- ----------------------------------
              OWNED BY               8.       SHARED VOTING POWER
                EACH                          281,520 shares of common stock
             REPORTING          ------------- ----------------------------------
               PERSON                9.       SOLE DISPOSITIVE POWER
                WITH                          1,049,643 shares of common stock
                                ------------- ----------------------------------
                                    10.       SHARED DISPOSITIVE POWER
                                              -0- shares of common stock
----------- --------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,331,163 shares of common stock
----------- --------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES: [_]
----------- --------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      48.61%
----------- --------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                       OO
----------- --------------------------------------------------------------------









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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 2 of 9 Pages
------------------------------ -------------------------- ----------------------


----------- --------------------------------------------------------------------
     1.     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                               Charles S. Bresler
----------- --------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [X]

                                                                      (b)   [_]
----------- --------------------------------------------------------------------
     3.     SEC USE ONLY
----------- --------------------------------------------------------------------
     4.     SOURCE OF FUNDS:
----------- --------------------------------------------------------------------
     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e):                                             [_]
----------- --------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  United States
----------- --------------------------------------------------------------------
             NUMBER OF               7.       SOLE VOTING POWER
               SHARES                         1,049,643 shares of common stock
            BENEFICIALLY        ------------- ----------------------------------
              OWNED BY               8.       SHARED VOTING POWER
                EACH                          281,520 shares of common stock
             REPORTING          ------------- ----------------------------------
               PERSON                9.       SOLE DISPOSITIVE POWER
                WITH                          1,049,643 shares of common stock
                                ------------- ----------------------------------
                                    10.       SHARED DISPOSITIVE POWER
                                              -0- shares of common stock
----------- --------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,331,163 shares of common stock
----------- --------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES: [_]
----------- --------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      48.61%
----------- --------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                       IN
----------- --------------------------------------------------------------------




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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 3 of 9 Pages
------------------------------ -------------------------- ----------------------


----------- --------------------------------------------------------------------
     1.     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                                Fleur S. Bresler
----------- --------------------------------------------------------------------
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [X]

                                                                      (b)   [_]
----------- --------------------------------------------------------------------
     3.     SEC USE ONLY
----------- --------------------------------------------------------------------
     4.     SOURCE OF FUNDS:
----------- --------------------------------------------------------------------
     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e):                                             [_]
----------- --------------------------------------------------------------------
     6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                                  United States
----------- --------------------------------------------------------------------
             NUMBER OF               7.       SOLE VOTING POWER
               SHARES                         -0- shares of common stock
            BENEFICIALLY        ------------- ----------------------------------
              OWNED BY               8.       SHARED VOTING POWER
                EACH                          141,384 shares of common stock
             REPORTING          ------------- ----------------------------------
               PERSON                9.       SOLE DISPOSITIVE POWER
                WITH                          141,384 shares of common stock
                                ------------- ----------------------------------
                                    10.       SHARED DISPOSITIVE POWER
                                              -0- shares of common stock
----------- --------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         141,384 shares of common stock
----------- --------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES: [_]
----------- --------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.16%
----------- --------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON
                                       IN
----------- --------------------------------------------------------------------




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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 4 of 9 Pages
------------------------------ -------------------------- ----------------------


Item 1.  Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of Bresler & Reiner, Inc. (the "Company"). The Company's principal offices are located at 401 M Street, S.W., Waterside Mall, Washington, D.C. 20024.

Item 2. Identity and Background.

     (a) This statement is being filed by (i) Bresler Family Investors, LLC, a Maryland limited liability company ("BFI"), with respect to shares beneficially owned by it; (ii) Charles S. Bresler with respect to shares beneficially owned by Mr. Bresler and BFI; and (iii) Fleur S. Bresler with respect to shares beneficially owned by Mrs. Bresler. Mr. Bresler is the sole manager and owns a 97% membership interest in BFI. Mrs. Bresler owns a 1% membership interest in BFI and Sidney Bresler owns a 2% membership interest in BFI. BFI, Mr. Bresler and Mrs. Bresler are collectively referred to herein as the "Filing Persons." The undersigned hereby file this statement on Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Filing Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. This statement amends, with respect to the Filing Persons only, a Schedule 13D filed on February 5, 2003 by the Filing Persons, together with I. Wistar Morris, III and Martha H. Morris (the "Original
Schedule 13D").

     (b) The business address of BFI, Mr. Bresler and Mrs. Bresler is 401 M Street, S.W., Waterside Mall, Washington, DC 20024.

     (c) The principal business of BFI is to hold securities and assets on behalf of its members. Mr. Bresler's principal occupation is as Chairman of the Board of the Company.

     (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 5 of 9 Pages
------------------------------ -------------------------- ----------------------

     (f) Mr. Bresler and Mrs. Bresler are both citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Filing Persons are submitting this statement in connection with the execution of an agreement with Burton J. Reiner, Anita O. Reiner and Burton & Anita Reiner Charitable Remainder Unitrust (collectively, the "Reiner Parties"), with respect to each parties' shares of Common Stock (the "Agreement"). A copy of the Agreement is attached to this statement and is made a part hereof. Under the terms of the Agreement, the Filing Persons and the Reiner Parties (i) agreed to refrain from engaging in certain transactions relating to the control of the Company without the prior consent of the other party; and (ii) agreed to vote their shares of Common Stock for nominees designated by the parties in accordance with the Agreement for directors of the Company's board of directors.

Item 4. Purpose of Transaction.

         The Filing Persons entered into the Agreements to resolve outstanding disagreements with the Reiner Parties concerning control of the Company and to provide management stability for Company operations. See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

     (a) BFI beneficially owns 1,331,163 shares of Common Stock, which constitutes 48.61% of the Common Stock outstanding of the Company (based upon 2,738,606 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "Form 10-Q")).

         Mr. Bresler, through BFI, beneficially owns 1,331,163 shares of Common Stock, which constitutes 48.61% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 6 of 9 Pages
------------------------------ -------------------------- ----------------------

         Mrs. Bresler beneficially owns 141,384 shares of Common Stock, which constitutes 5.16% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

         (b) BFI has the sole power to dispose of 1,049,643 shares of Common Stock. BFI shares voting power with respect to (i) 141,384 shares of Common Stock with Mrs. Bresler and (ii) 140,136 shares of Common Stock with Mr. Morris, Mrs. Morris and their named affiliates, each as set forth in the Original
Schedule 13D.

         Mr. Bresler, through BFI, has the sole power to dispose of 1,049,643 shares of Common Stock. Mr. Bresler, through BFI, shares voting power with respect to (i) 141,384 shares of Common Stock with Mrs. Bresler and (ii) 140,136 shares of Common Stock with Mr. Morris, Mrs. Morris and their named affiliates, each as set forth in the Original Schedule 13D.

         Mrs. Bresler shares voting power with respect to 141,384 shares of Common Stock with BFI as set forth in the Original Schedule 13D. Mrs. Bresler has sole dispositive power with respect to 141,384 shares of Common Stock.

         (c) N/A

         (d) N/A

         (e) N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.






















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------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 7 of 9 Pages
------------------------------ -------------------------- ----------------------


Item 7.  Material to be Filed as Exhibits.

         Attached hereto are the following:

         Exhibit 99.03 Agreement, dated as of February 21, 2003, by and among Bresler Family Investors, L.L.C.; Charles S. Bresler; Fleur S. Bresler; Burton
J. Reiner; Anita O. Reiner; and Burton & Anita Reiner Charitable Remainder Unitrust.

------------------------------ -------------------------- ----------------------
CUSIP No. 107336-10-9                     13D               Page 8 of 9 Pages
------------------------------ -------------------------- ----------------------






                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement relating to such party is true, complete and correct.

Dated: February 28, 2003

BRESLER FAMILY INVESTORS, L.L.C.

By:  /s/ Charles S. Bresler
    ----------------------------
    Name: Charles S. Bresler
    Its: Manager


  /s/ Charles S. Bresler
--------------------------------
Charles S. Bresler


  /s/ Fleur  S. Bresler
--------------------------------
Fleur S. Bresler